Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Resource Partners, L.P.

(amounts in thousands, except ratios)

	Six Months Ended June 30,
	2013	2012
Earnings:
Net loss(1)	$(11,553)	$(22,915)
Fixed Charges	20,395	2,007
Interest capitalized	(6,873)	(389)
Amortization of previously capitalized interest	234	7

Total	$2,203	$(21,290)

Fixed Charges:
Interest cost and debt expense	$11,397	$1,106
Interest capitalized	6,873	389
Interest allocable to rental expense(2)	2,125	512

Total Fixed Charges	20,395	2,007
Preferred dividends	2,071	—

Total Fixed Charges and Preferred Dividends	$22,466	$2,007

Ratio of Earnings to Fixed Charges(3)	0.11x	—

Ratio of Earnings to Fixed Charges and Preferred Dividends(3)	0.09x	—

(1)	Includes losses on asset sales and disposals of $1.4 million and $7.0 million during the six months ended June 30, 2013 and 2012, respectively.
(2)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(3)	Due to the Partnership’s net loss for the six months ended June 30, 2012, its earnings were insufficient to cover its fixed charges by $21.3 million.